Exhibit 99.1

Stratasys Announces Extraordinary General Meeting of Shareholders

MINNEAPOLIS & REHOVOT, Israel, December 29, 2014—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) today announced that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Tuesday, February 3, 2015, at 10:30 a.m. U.S. Central Time, at the Stratasys NASH Building, 9600 West 76th Street, Eden Prairie, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is Friday, January 2, 2015.

The agenda for the Meeting is as follows:

1.              To approve amendments (the “Amendments”) to the Company’s current Amended and Restated Articles of Association, as amended (the “Articles of Association”), that (i) reflect the expiration of the initial two-year term following the Objet Ltd.-Stratasys, Inc. merger, including the elimination of Class A Director and Class B Director classifications for members of the Company’s Board of Directors (the “Board”), (ii) provide procedures for shareholder proposals and shareholder nominations for directors at general meetings of the Company’s shareholders, in accordance with recently adopted regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”), (iii) reduce the quorum requirement for the Company’s general shareholder meetings to two or more shareholders holding twenty-five percent (25%) or more of the voting rights in the Company, as permitted under the Companies Law, and (iv) make conforming changes to the Articles of Association.

2.              To elect each of Mr. S. Scott Crump, Mr. Elchanan Jaglom, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Mr. David Reis, and Mr. Clifford H. Schwieter to serve as a director of the Company until the 2015 annual general meeting of shareholders.

3.              To approve amendments to the compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Companies Law.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Approval of each of the Proposals above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the Proposal (excluding abstentions).

The approval of Proposal No. 3 is also subject to satisfaction of one of the following additional voting requirements:

•                  the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Any two or more shareholders holding, in the aggregate, at least a majority of the voting rights in the Company constitutes a quorum for purposes of the Meeting.  In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s Amended and Restated Articles of Association, as amended.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders of record a proxy statement describing in detail additional logistical information related to the Meeting, the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting, and the various other information related to the Meeting (including further information related to the required vote for approval of each proposal), along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to the Company’s Vice President of Investor Relations below.

This release is also available on the Stratasys website at www.Stratasys.com.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq: SSYS), headquartered in Minneapolis, Minn. and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing.  Stratasys subsidiaries include MakerBot and Solidscape, and the company operates a digital-manufacturing service comprising RedEye, Harvest Technologies and Solid Concepts.  Stratasys has more than 2,800 employees, holds over 600 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.
Shane Glenn, 952-294-3416
Vice President of Investor Relations
sglenn@stratasys.com

Source: Stratasys Ltd.